SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June , 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                            3 June 2005

SkyePharma PLC ("the Company")
Notification of Interests of Directors

On 3rd June 2005 the following Directors were granted conditional share awards under the SkyePharma PLC Deferred Share Bonus Plan (the 'Plan') approved by shareholders at the Company's Annual General Meeting held on 6th June 2001. The awards were calculated at a price per share of 53.92 pence (the three day average prior to 3rd June 2005):-

                                                                                                                        Face Value of the Share     Number of Shares
                                                                                                                                                  Award     Subject to Award

Michael Ashton                                                                                                                      £440,000                   816,024
Donald Nicholson                                                                                                                  £250,000                   463,650

These shares will only be released subject to the satisfaction of a comparative total shareholder return ('TSR') performance measure in three years time. 30% of shares will be released for median performance with full release only occurring for upper quartile performance (straight line vesting between these two points). In addition, no shares will be capable of release unless the underlying financial performance of the Company is consistent with its TSR performance.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   June 03, 2005